NYCCII Initiative

NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS

(2002-present)

64 Number of Projects	$1.7B HIT Investment Amount	$4.5B Total Development Cost	39,990 Housing Units Created or Preserved	37,041 Low-and Moderate-Income Housing Units
$4.9B Total Economic Impact	20.5M Hours of Construction Work Generated	23,586 Total Jobs Created	$821.7B State, Local and Federal Tax Revenue Generated	93% Percent Affordable

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2023. Economic impact data is in 2022 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. Investors may view the HIT's current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.